Vf 3/18/04

AH 3/17/2004

04016097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way, #316
(No. and Street)

Oceanside, (City) CA (State) 92056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Helmle 760-450-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mary Louise DeMeo; Leone De Meo & Associates
(Name – *if individual, state last, first, middle name*)

5790 Fleet Street, Ste.120 (Address) Carlsbad (City) CA (State) 92008 (Zip Code)

MAR - 4 2004
WASH, D.C. 187 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELA F. HELMLE
Comm. # 1364182
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires July 8, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Diego } *SS.*

On 2/26/04 *before me,* Angela Helmle
(Date) *(Notary)*
personally appeared Joshua Helmle
Signer(s)

[x] *personally known to me* - Or - [ ] *proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument.*

Witness my hand and official seal.

Notary's Signature

Integrity Brokerage Services, Inc.
Financial Statements and Supplemental Information
December 31, 2003

Integrity Brokerage Services, Inc.
December 31, 2003

TABLE OF CONTENTS

Leone, De Meo & Associates, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

5790 Fleet St., Ste 120
Carlsbad, California 92008
(760) 931-9973 Office
(760) 931-9913 Fax

43521 Ridge Park Dr., Ste 102
Temecula, California 92590
(909) 695-4733 Office
(909) 695-4737 Fax

Joshua Helmle
President
Integrity Brokerage Services, Inc.
Oceanside, CA

Independent Auditor's Report

We have audited the accompanying balance sheet of Integrity Brokerage Services, Inc. as of December 31, 2003, and the related statements of income, changes in equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Brokerage Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the related schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone De Meo + Associates

Leone, De Meo & Associates
Carlsbad, California
February 12, 2004

Integrity Brokerage Services, Inc.
Balance Sheet
December 31, 2003

Assets

Current assets				
Cash and cash equivalents	$	174,742		
Deposits with clearing organizations (cash and cash equivalents)		25,163		
Certificate of deposit		2,014		
Receivable from clearing organizations		33,122		
Prepaid expenses		2,312		
Total current assets			$	237,353
Fixed assets				
Furniture, computer equipment & software, at cost, less accumulated depreciation of $7,422				15,450
Other assets				
Security deposit				1,498
Total assets			$	254,301

Liabilities and Stockholders' Equity

Current liabilities				
Accounts Payable	$	583		
Commissions payable		135,632		
Total current liabilities			$	136,215
Stockholders' equity				
Common stock-100,000 shares authorized, issued and outstanding		79,854		
Retained earnings		38,232		
Total stockholders' equity				118,086
Total liabilities and stockholders' equity			$	254,301

The accompanying notes are an integral part of these financial statements.

Integrity Brokerage Services , Inc.
Statement of Income
As of December 31, 2003

Revenue - Schedule 1	$	1,031,069
General and administrative expenses - Schedule 2		995,662
Net operating income		35,407
Other income		
Gains on investments		568
Total other income		568
Net income before provision for taxes		35,975
Provision for income taxes		800
Net income	$	35,175

The accompanying notes are an integral part of these financial statements.

Integrity Brokerage Services, Inc.
Statement of Cash Flows
as of December 31, 2003

Cash flows from operating activities:		
Net income	$	35,175
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,899
(Increase) decrease in receivable from clearing organization		21,252
(Increase) decrease in prepaid expenses		(1,658)
(Increase) decrease in security deposits		(1,498)
Increase (decrease) in accounts payable		(364)
Increase (decrease) in commissions payable		26,281
Increase (decrease) in corporate tax payable		(371)
Total adjustments		49,541
Net cash provided (used) by operating activities		84,716
Cash flows from investing activities:		
Purchases of furniture and equipment		(12,685)
Investment in certificate of deposit		(2,014)
Net cash provided (used) by investing activities		(14,699)
Cash flow from financing activities:		
Distributions to stockholders		(198)
Net cash provided (used) by financing activities		(198)
Net increase in cash		69,819
Cash and cash equivalents at beginning of period		130,086
Cash and cash equivalents at end of period	$	199,905

The accompanying notes are an integral part of these financial statements.

Integrity Brokerage Services, Inc.
Statement of Changes in Equity
For the Year Ended December 31, 2003

	Common Stock Shares	Common Stock Amount	Retained Earnings
Balance at January 1, 2003	100,000	$ 79,854	$ 3,255
Net Income for the year			35,175
Distributions to stockholders			(198)
Balance at December 31, 2003	100,000	$ 79,854	$ 38,232

The accompanying notes are an integral part of these financial statements.

NOTE 1: Summary of Significant Accounting Policies

Organization and Nature of Business

Integrity Brokerage Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD.) The Company is a California corporation.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets

Property and equipment are stated at cost. Depreciation on furniture and equipment is computed using the double declining balance method and estimated useful lives ranging from three to seven years.

Income Taxes

The Company, with the consent of its shareholders, elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements.

Income taxes - state only - are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

A certificate of deposit in the amounts of $22,604 is included in cash in the accompanying financial statements. The certificate bears interest at 1.2% and matured on February 20, 2004.

Cash and cash equivalents in clearing accounts totaling $25,163 is included in cash in the accompanying financial statements. The Company has an agreement with Penson Financial Services, Inc. (Penson) to clear and maintain customer accounts for the Company. At December 31, 2003, Penson required the amount of $25,000 to be on deposit.

NOTE 2: Disclosures About the Fair Value of Financial Instruments

The carrying amounts of cash, deposits with clearing organizations and certificates of deposit approximate fair value because of the short maturity of the instruments.

NOTE 3: Operating Lease Commitments

On December 12, 2002, the Company signed a lease agreement for office space. The lease expires on April 30, 2006.

Minimum future rental payments under this lease are:

Year Ending December 31,	
2004	$ 16,296
2005	16,296
2006	5,432
	$ 38,024

NOTE 4: Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on

the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each conterparty.

At December 31, 2003, the company had total cash deposits with a federal credit union approximately $77,000 in excess of the amount insured by the National Credit Union Share Insurance Fund (NCUSIF.) During January 2004, a portion of these cash deposits was dispersed. As of January 31, 2004, the total amount on deposit was NCUSIF insured.

Integrity Brokerage Services, Inc.
Supplemental Schedules
As of December 31, 2003

Schedule 1: Revenue

Commissions	$	1,015,143
Rebates		7,553
Other fee income		7,413
Interest		1,060
Total revenue	$	1,031,169

Schdule 2: General & administrative expenses

Automobile	$	649
Bank charges		127
Commissions		828,209
Utilities and telephone		8,173
Office expenses		3,658
Rent		12,222
Insurance		1,438
Interest		1
Marketing		2,266
Professional education		2,335
Officer salary		54,307
Other salaries & wages		21,500
Payroll taxes		5,958
Clearing charges		26,521
Professional fees		8,988
Registration fees		6,279
Research		441
Soft dollar account		4,338
Depreciation		5,899
Travel and meals		2,353
Total general & administrative expenses	$	995,662

The accompanying notes are an integral part of these financial statements

Integrity Brokerage Services, Inc.
Supplemental Schedules
December 31, 2003

Schedule 3: Computation of Net Capital

Total stockholders' equity	$	118,086
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		118,086
Nonallowable assets		
Furniture, computer equipment & software, at cost, net of accumulated depreciation		15,450
Prepaid expenses		2,312
Security deposit		1,498
		19,260
Net capital before haircuts on securities positions		98,826
Haircuts on securities		
Money market accounts, certificates of deposit		4,038
Net capital	$	94,788
Aggregate indebtedness	$	136,215
Computation of basic net capital requirement.		
Minimum net capital required		9,080
Minimum dollar net capital requirement		50,000
Net capital requirement	$	50,000
Excess net capital	$	44,788
Excess net capital at 1,000 percent	$	81,166
Ratio:Aggregate indebtedness to net capital		1.44 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	94,788
Net capital per above	$	94,788

Statement Pursuant to SEC Rule 17a-5(d)(4)

At December 31, 2003, no material differences exist between the Computation of Net Capital under Rule 15c3-1 and the corresponding unaudited Part IIA filing of Integrity Brokerage Services, Inc. for the period then ended.

The accompanying notes are an integral part of these financial statements.

Leone, De Meo & Associates, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

5790 Fleet St., Ste 120
Carlsbad, California 92008
(760) 931-9973 Office
(760) 931-9913 Fax

43521 Ridge Park Dr., Ste 102
Temecula, California 92590
(909) 695-4733 Office
(909) 695-4737 Fax

Joshua Helmle
President
Integrity Brokerage Services, Inc.
Oceanside, CA

In planning and performing our audit of the financial statements and supplemental schedules of Integrity Brokerage Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leone De Meo + Associates

Leone, De Meo and Associates
Carlsbad, California
February 12, 2004